Reliance
Industries Limited
Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

RECEIVED
2004 OCT 19 A 8:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 13, 2004

File No.82-3300

04045590

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 35	October 13, 2004	Disclosure of Shareholding Pattern
2	Clause 49	October 13, 2004	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

SURENDRA PIPARA
JT. COMPANY SECRETARY

PROCESSED
OCT 21 2004
THOMSON FINANCIAL

E

dlw 10/20

Encl : a/a

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

October 13, 2004

MS. CHITRA SEKHAR (DCS-CRD)
THE STOCK EXCHANGE, MUMBAI
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

SCRIP CODE : 500325

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

Dear Sir/Madam,

Sub : **Distribution of shareholding as on quarter ended 30th September, 2004.**

We send herewith distribution of shareholding of the Company as on quarter ended 30th September, 2004, in terms of Clause 35 of the Listing Agreement.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

SURENDRA PIPARA
JT. COMPANY SECRETARY

Encl : a/a

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

	CATEGORY	AS ON 30.9.2004	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters**		
	Indian Promoters	17 63 85 003	12.63
	Foreign Promoters		
2	**Persons acting in concert**	47 53 28 710	34.04
	Sub-Total	**65 17 13 713**	**46.67**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	2 50 92 055	1.80
b	Banks, Financial Institutions, Insurance		
	Companies (Central/State Gov. Institutions/	9 72 85 003	6.97
	Non-Government Institutions)		
c	FIIs	31 91 38 099	22.85
	Sub-Total	**44 15 15 157**	**31.62**
4	**Others**		
a	Private Corporate Bodies	1 71 88 950	1.23
b	Indian Public	18 82 34 320	13.48
c	NRIs/OCBs	1 20 74 985	0.86
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	8 56 50 411	6.13
	Sub-Total	**30 31 48 666**	**21.71**
	GRAND TOTAL	**139 63 77 536**	**100.00**

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

		CATEGORY	AS ON 30.9.2004	
			NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A		**PROMOTERS HOLDING**		
	1	**Promoters**		
		Petroleum Trust (through Trustees)	10 46 60 154	7.50
	2	**Persons acting in concert**		
	a	Sanchayita Mercantile Private Limited	3 42 59 091	2.45
	b	Reliance Enterprises Limited	3 15 23 304	2.26
	c	Florentine Trading Private Limited	2 61 15 686	1.87
	d	Velocity Trading Private Limited	2 46 06 830	1.76
	e	Madhuban Merchandise Private Limited	2 43 50 000	1.74
	f	Ornate Traders Private Limited	1 95 67 290	1.40
	g	Reliance Polyolefins Private Limited	1 90 90 909	1.37
	h	Tresta Trading Private Limited	1 65 47 904	1.19
	i	Amur Trading Private Limited	1 65 10 300	1.18
	j	Yangste Trading Private Limited	1 62 30 869	1.16
	k	Reliance Aromatics and Petrochemicals Private Limited	1 60 29 090	1.15
	l	Reliance Energy and Project Development Private Limited	1 60 29 090	1.15
	m	Reliance Capital Limited	1 64 73 678	1.18
	n	Reliance Chemicals Private Limited	1 45 68 372	1.04
B		**NON-PROMOTERS HOLDING**		
	3	**Institutional Investors**		
	b	**Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)**		
		Life Insurance Corporation of India	6 20 07 488	4.44
		Administrator of the Specified undertaking of the Unit Trust of India	1 60 40 344	1.15
	c	**FIIs**		
		Janus Worldwide Fund	2 30 35 269	1.65
		Merrill Lynch Capital Markets Espana S.A. Svb	2 13 03 393	1.53
	4	**Others**		
	a	Any other (please specify)		
		The Bank of New York as Depository (for GDRs)	8 56 50 411	6.13

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 30.9.2004	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	31 91 38 099	22.85
2	NRIs/OCBs	1 20 74 985	0.86
3	GDRs	8 56 50 411	6.13

NOTE :- 3 The Company is posting the above information on its website.

Reliance
Industries Limite(

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 03:
Tel.: 3041 1841 / 3041 1821 Fax: 3041 106

October 13, 2004

MS. NEHA GADA (DCS-CRD)
THE STOCK EXCHANGE, MUMBAI
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

SCRIP CODE : 500325

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

Dear Sir/Madam,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance for the quarter ended 30th September, 2004.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LTD.**

SURENDRA PIPARA
JT. COMPANY SECRETARY

Encl : a/a

Reliance
Industries Limited
Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE FOR THE QUARTER ENDED ON 30TH SEPTEMBER, 2004

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	YES	-
Board Procedures	49 IV	YES	Compliances are met / shall be met on a continuous basis.
Management	49 V	YES	Management Discussion and Analysis Report for the year ended 31st March, 2004 already furnished in the Annual Report for the year 2003-2004 and for the current financial year it will be complied with in the annual report for the year 2004-2005.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	Corporate Governance Report for the year ended 31st March, 2004 already furnished in the Annual Report for the year 2003-2004 and for the current financial year it will be complied with in the Annual Report for the year 2004-2005.